October 6, 2005

By U.S. Mail and EDGAR

United States Securities and Exchange Commission
450 Fifth Street, N.W.
Mail Stop 3561
Washington, D.C. 20549
Attention: Robert Burnett
           Staff Accountant


RE: Sport Chalet, Inc. Employee Retirement Savings Plan
    Change in Independent Public Accountants
    File No. 0-20736


Ladies and Gentlemen:

I have reviewed your comment letter dated September 30, 2005 regarding the above-captioned matter and note that Item 4.01 Form 8-K/A was filed today October 6, 2005.

Please note that a copy of this response letter has been filed on EDGAR. If you have any additional comments after reviewing my responses, please contact me at
(818) 949-5386.


Sincerely,


/s/ Howard Kaminsky

Howard Kaminsky,
Chief Financial Officer